Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005	Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, NY 10036
October 19, 2009
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Eurand N.V. (the “Company”) Registration Statement on Form F-3 (File Number 333-162183) Request for Acceleration
Dear Mr. Riedler:
     As Representatives of the several Underwriters of the offering pursuant to the above-captioned Registration Statement (the “Registration Statement”), we hereby join with the Company’s request for acceleration of the Registration Statement, requesting effectiveness for October 21, 2009, at 3:30 p.m. New York City time, or as soon as practicable thereafter.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 14, 2009, through the date hereof as follows:
Preliminary Prospectus dated October 14, 2009
5,421 copies to Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Acting on behalf of themselves and as the
Representative of the several Underwriters

By: Deutsche Bank Securities Inc.

By:	/s/ Jeffrey B. Rosichan
	Name:	Jeffrey B. Rosichan
	Title:	Managing Director

By:	/s/ Brad Miller
	Name:	Brad Miller
	Title:	Managing Director

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Palma Mazzolla
	Name:	Palma Mazzolla
	Title:	Vice President